News Release







ZURICH

SUPPL

Zurich appoints António Bico to CEO Zurich in Portugal

Zurich Financial Services
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Zurich, October 19, 2006 – Zurich Financial Services Group (Zurich) announced the appointment of António Bico (53) to Chief Executive Officer (CEO) of Zurich in Portugal effective April 1, 2007. In this role, he will report to Theo Bouts, Chief Operating Officer Europe General Insurance, and be part of the extended Europe General Insurance Executive Committee.

Theo Bouts said: "With a market share of seven percent, Zurich in Portugal consistently contributes to our overall results and has a great potential to grow profitably. I am delighted that António Bico will ensure continuity and I trust that he will take Zurich in Portugal to the next level of success."

António Bico joined the claims department of Zurich in Portugal in 1970. Since then he has held a variety of management positions, most recently as Chief Underwriting Officer.

José Coelho (59), CEO of Zurich in Portugal since 1993, will retire on March 31, 2007. It is planned that he will join the Board of Directors of Zurich in Portugal as its Chairman later in 2007. The current Chairman, Nuno Fonseca, will remain on the Board. Theo Bouts said: "I would like to thank José for the outstanding service he has provided to Zurich over the years. We are happy that we can further count on his broad experience."

dw 10/31

ZURICH

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.